UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

January 31, 2013

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•                  $18,921,670 Accelerated Return Notes® Linked to the MSCI Emerging Markets Index due March 28, 2014

•                  $1,650,000 Notes due August 2, 2016 Linked to the Performance of an Equally Weighted Basket of Indices

•                  $311,000 Buffered Digital Plus Notes due July 31, 2017 Linked to the Performance of the Dow Jones Industrial AverageSM

•                  $1,112,000 9.65% Exchangeable Notes due August 1, 2013 (Linked to the Common Stock of Joy Global Inc.)

•                  $2,610,000 10.00% Exchangeable Notes due January 30, 2014 (Linked to the Common Stock of Cliffs Natural Resources Inc.)

•                  $1,293,000 Notes due January 31, 2018 Linked to the Performance of a Basket of Commodity Indices

•                  $1,640,000 Buffered Digital Notes due January 29, 2016 Linked to the Performance of the Russell 2000® Index

•                  $1,340,400 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of Endo Health Solutions Inc. due January 31, 2014

•                  $1,101,000 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of  Lincoln National Corporation due January 31, 2014

•                  $941,000 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of  Monster Beverage Corporation due January 31, 2014

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: January 31, 2013	By:	/s/ Sean Gordon
Name: Sean Gordon
Title: Managing Director

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